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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                      ELSAG BAILEY PROCESS AUTOMATION N.V.
                           (NAME OF SUBJECT COMPANY)

                      ELSAG BAILEY PROCESS AUTOMATION N.V.
                      (NAME OF PERSON(S) FILING STATEMENT)

                   COMMON SHARES, PAR VALUE NLG1.00 PER SHARE
            5 1/2% CONVERTIBLE TRUST ORIGINATED PREFERRED SECURITIES
                         (TITLE OF CLASS OF SECURITIES)

            Common Shares:         N2925S101
            Preferred Securities:  290205301
                                   290205103
                                   U28430202

                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                              MARK V. SANTO, ESQ.
                    GROUP VICE PRESIDENT AND GENERAL COUNSEL
                      ELSAG BAILEY PROCESS AUTOMATION N.V.
                             C/O ELSAG BAILEY, INC.
                              29801 EUCLID AVENUE
                           WICKLIFFE, OHIO 44092-1898
                                 (440) 585-8500
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                with a copy to:

                           W. PRESTON TOLLINGER, ESQ.
                          MORGAN, LEWIS & BOCKIUS LLP
                                101 PARK AVENUE
                            NEW YORK, NEW YORK 10178
                                 (212) 309-6915

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

ITEM 1. SECURITY AND SUBJECT COMPANY

  The name of the subject company is Elsag Bailey Process Automation N.V., a corporation organized under the laws of The Netherlands with its statutory seat in Amsterdam (the "Company"). The address of the Company's principal executive offices is World Trade Center, Schiphol Boulevard 157, 1118 BG Luchthaven Schiphol, The Netherlands. The titles of the classes of equity securities to which this statement relates are (i) the common shares, par value NLG1.00 per share, of the Company (the "Company Shares") and (ii) the 5 1/2% Convertible Trust Originated Preferred Securities guaranteed by the Company and convertible into Company Shares (the "Preferred Securities" and, together with the Company Shares, the "Shares") of Elsag Bailey Financing Trust (the "Financing Trust"). The Company is also the subject company with respect to the Preferred Securities, for the following reasons. The Financing Trust is a wholly owned finance subsidiary of the Company and has no independent operations. The sole purpose of the Financing Trust is and was the issuance of the Preferred Securities and the investment of the gross proceeds from such issuance in convertible debentures of the Company. The Company has fully and unconditionally guaranteed the obligations of the Financing Trust to make distribution, redemption and liquidation payments to the holders of the Preferred Securities, and holders of the Preferred Securities may proceed directly against the Company to enforce such undertakings. The guarantee obligations of the Company are senior to any rights of the holders of Company Shares with respect to payment of dividends and upon liquidation of the Company. The holders of Preferred Securities may, at their sole option, convert Preferred Securities into Company Shares at the conversion rate of
1.5576 Company Shares for each Preferred Security, subject to adjustment in certain circumstances.

ITEM 2. TENDER OFFER OF THE BIDDER

  This statement relates to a tender offer disclosed in a Tender Offer Statement on Schedule 14D-1, dated October 20, 1998 (the "Schedule 14D-1") filed by ABB Transportation Participations B.V., a company with limited liability organized under the laws of The Netherlands with its statutory seat in Amsterdam (the "Purchaser") and a direct wholly owned subsidiary of ABB Asea Brown Boveri Ltd., a corporation organized under the Laws of Switzerland (the "Parent"), to purchase all of the issued and outstanding Company Shares at a price of $39.30 per Company Share (the "Share Offer Price"), net to the seller in cash, and all of the issued and outstanding Preferred Securities at a price of $61.21 per Preferred Security (the "Preferred Securities Offer Price" and, collectively with the Share Offer Price, the "Offer Consideration"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 20, 1998 contained in the Schedule 14D-1 (the "Offer to Purchase"), and the related letter of transmittal (which, as amended from time to time, together constitute the "Offer").

  The Offer is being made pursuant to an Acquisition Agreement, dated as of October 14, 1998 (the "Acquisition Agreement"), by and between the Purchaser and the Company. The Acquisition Agreement provides, among other things, that following satisfaction or waiver of all the conditions to the Offer, the Purchaser will acquire (i) each Company Share validly tendered and not properly withdrawn for the Share Offer Price and (ii) each of the Preferred Securities validly tendered for the Preferred Securities Offer Price. A copy of the Acquisition Agreement has been filed as Exhibit 1 hereto and is incorporated herein by reference.

  Based on the information contained in the Schedule 14D-1, the principal executive offices of the Purchaser are located at Burgemeester Haspelslaan 45, 5HG, NL-1181 NB Amstelveen, The Netherlands, and the address of the principal executive offices of the Parent is P.O. Box 8131, Affolternstrasse 44 CH-8050 Zurich, Switzerland.

ITEM 3. IDENTITY AND BACKGROUND

  (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

  (b) Except as described herein, to the knowledge of the Company, as of the date hereof there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts-of-interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates, (ii) the Purchaser, the Parent or their respective executive officers, directors or affiliates.

CERTAIN CONTRACTS, AGREEMENTS, ARRANGEMENTS OR UNDERSTANDINGS BETWEEN THE COMPANY AND ITS EXECUTIVE OFFICERS AND DIRECTORS

  Information regarding contracts, agreements, arrangements or understandings between the Company, its executive officers and directors are described in
Item 11, captioned "Compensation of Directors and Officers," Item 12, captioned "Options to Purchase Securities from Registrant or Subsidiaries," and Item 13, captioned "Interest of Management in Certain Transactions," of the Company's Annual Report for the fiscal year ended December 31, 1997 on Form 20-F (the "Form 20-F") filed with the Securities and Exchange Commission (the "Commission") on May 19, 1998 (File No. 1-12398). Excerpts from Item 11,
Item 12 and Item 13 of the Form 20-F are filed as Exhibit 2 hereto and are incorporated herein by reference.

ACQUISITION AGREEMENT

  The following is a summary of the material terms of the Acquisition Agreement. The summary is qualified in its entirety by reference to the Acquisition Agreement which is incorporated herein by reference.

  The Offer. The Acquisition Agreement provides that, provided that none of the events set forth in Annex A to the Acquisition Agreement (the "Offer Conditions") shall have occurred, as promptly as practicable following the execution of the Acquisition Agreement, the Purchaser shall make a public announcement pursuant to Rule 14d-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that promptly thereafter, but in no event later than the fifth business day following such announcement, the Purchaser shall commence the Offer. The obligation of the Purchaser to accept for payment Company Shares and Preferred Securities validly tendered pursuant to the Offer and not withdrawn (the "Tendered Shares") is subject only to the satisfaction or waiver by the Purchaser of the Offer Conditions. Subject to the provisions of the Acquisition Agreement, the Purchaser shall keep the Offer open until at least midnight, New York City time, on the date twenty
(20) days from the date of its commencement. The Offer shall be made by means of an offer to purchase containing the Offer Conditions. Without the written consent of the Company, the Purchaser shall not (i) decrease the Offer Consideration; (ii) change the form of Offer Consideration (other than by increasing it); (iii) decrease the number of Company Shares and Preferred Securities sought pursuant to the Offer; (iv) extend the Offer, beyond any scheduled expiration date; or (v) amend the Offer Conditions in a manner which is materially adverse to the holders of Company Shares or holders of Preferred Securities (including imposing any additional conditions); provided, however, that if on the scheduled expiration date of the Offer (as it may be extended)
(x) all Offer Conditions shall not have been satisfied or waived or (y) any Person has made an Acquisition Proposal (as defined under "No Solicitation" below), the Offer may be extended by the Purchaser from time to time. The Purchaser agrees that, if on the initial scheduled date on which the Offer expires (the "Termination Date") there is a failure of the Offer Conditions set forth in clause (i) or (ii) of the first sentence of the Offer Conditions or paragraph (f) of the second sentence thereof to be satisfied, it shall, unless the Acquisition Agreement is terminated pursuant to the provisions set forth under "Termination of the Acquisition Agreement" below, extend the Offer and set a subsequent scheduled Termination Date, and shall continue to so extend the Offer and set subsequent scheduled Termination Dates until April 15, 1999 or, if the only Offer Conditions remaining to be fulfilled are those set forth in clause (i) or (ii) of the first sentence of the Offer Conditions, May 31, 1999. In addition, the Purchaser may, without the consent of the Company, increase the Offer Consideration and in connection therewith extend the Offer to the extent required by law. Upon the terms of the Acquisition Agreement and subject to the Offer Conditions, the Offer shall commit the Purchaser to acquire (i) each Company Share validly tendered and not withdrawn for the Share Offer Price and (ii) each Preferred Security validly tendered for the Preferred Securities Offer Price.

  Recommendation. In the Acquisition Agreement, the Company consents to the Offer and represents that each of its Management Board and its Supervisory Board, in each case in accordance with the Company's articles of association and applicable law, has (i) determined that the Offer, upon the terms and subject to the conditions set forth in the Acquisition Agreement, is fair to, and in the best interests of, the Company's shareholders, the holders of the Preferred Securities and other relevant constituencies, its subsidiaries and the enterprises carried on by the Company and its subsidiaries, (ii) approved the Acquisition Agreement and transactions contemplated thereby, including the Offer and (iii) resolved to recommend that the shareholders of the Company and the holders of the Preferred Securities accept the Offer and tender their Company Shares and Preferred Securities thereunder to the Purchaser. Merrill Lynch International ("Merrill Lynch") delivered to the Management Board and the Supervisory Board of the Company its opinion that the Share Offer Price to be received by the holders of Company Shares pursuant to the Offer is fair to such holders from a financial point of view.

  Conditions of the Offer. Offer Conditions. Notwithstanding any other provisions of the Offer, the Purchaser shall not be required to accept for payment, purchase or, subject to any applicable rules and regulations of the Commission including Rule 14e-1(c) under the Exchange Act, pay for any Tendered Securities and may postpone the acceptance for payment or, subject to the restrictions referred to above, the payment for, any Tendered Securities, if (i) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), Competition Act (Canada) or Section 721 of the Defense Production Act of 1950, as amended ("Exon-Florio") has not expired or been terminated prior to the expiration of the Offer or (ii) a decision of the Commission of the European Communities that the purchase of the Company Shares and Preferred Securities contemplated by the Offer are compatible with the common market has not been received prior to the expiration of the Offer. In addition to and not limiting the foregoing, notwithstanding any other provision of the Offer, the Purchaser shall not be required to accept for payment or, subject to applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act, pay for any Tendered Securities and may terminate or amend the Offer and may postpone the acceptance of, and payment for, Tendered Securities if there shall not have been validly tendered and not validly withdrawn pursuant to the Offer a number of Company Shares and Preferred Securities which, when added to the Company Shares and Preferred Securities, if any, previously acquired by the Purchaser, constitute at least 75% of the fully diluted share capital of the Company (the "Minimum Condition") or at any time at or before the time of acceptance of Tendered Securities for payment pursuant to the Offer or payment therefor (whether or not any Tendered Securities have been accepted for payment or paid for), any of the following events shall occur:

    (a) there shall have occurred any event or circumstance that has a Company Material Adverse Effect (as defined below);

    (b) any Governmental Entity or court of competent jurisdiction shall have taken any action or enacted, issued, promulgated, enforced, amended or entered any statute, rule, regulation, executive order, decree, interpretation, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which would reasonably be expected to
  (1) make the acceptance for payment of, or the payment for, the Tendered Securities illegal or otherwise prohibit or restrict consummation of the Offer, (2) impose material limitations on the ability of the Purchaser to acquire or hold or to exercise any rights of ownership of the Tendered Securities, or effectively to manage or control or operate the Company and its business, assets and properties or (3) have a Company Material Adverse Effect;

    (c) any of the representations and warranties of the Company set forth in the Acquisition Agreement that are qualified by reference to a Company Material Adverse Effect shall not be true and correct, or any such representation and warranty that is not so qualified shall not be true and correct in any respect which would be reasonably likely to have a Company Material Adverse Effect, in each case as if such representation and warranty were made at the time of determination (except to the extent any such representation and warranty speaks as of an earlier date) or the Company shall have failed to perform or comply with, in any material respect, any covenant, agreement or obligation to be performed or complied with by it under the Acquisition Agreement;

    (d) the Acquisition Agreement shall have been terminated in accordance with its terms;

    (e) the Supervisory Board of the Company or the Management Board of the Company shall have withdrawn or modified in a manner adverse to the Purchaser its approval or recommendation of the Offer, or shall have approved or recommended to the Company's shareholders or holders of Preferred Securities another offer or Acquisition Proposal (as defined below) or shall have adopted a resolution to effect either of the foregoing or any corporation, partnership, person or other entity or group shall have entered into a definitive agreement or an agreement in principle with the Company with respect to a tender offer or exchange offer for any Company Shares or Preferred Securities or a merger, consolidation or other business combination or Acquisition Proposal with or involving the Company or any of its subsidiaries;

    (f) any of the material consents, approvals, authorizations, orders or permits required to be obtained by the Company, the Purchaser, or their respective subsidiaries in connection with the Offer or Acquisition Agreement from, or filings or registrations required to be made by any of the same prior to the Closing Date with, any Governmental Entity in connection with the consummation of the transactions contemplated by the Acquisition Agreement or the Offer shall not have been obtained or made or can only be obtained or made subject to conditions or requirements which the Purchaser and the Company are not required to meet pursuant to the "Further Actions" section below;

    (g) there shall have occurred (1) any general suspension for at least three business days of trading in, or limitation on prices for, securities on the New York Stock Exchange, Inc., (2) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, The Netherlands, or Switzerland (whether or not mandatory), (3) the commencement or material escalation of a war or armed hostilities having had or being reasonably likely to have a material adverse effect on the condition, business, assets, liabilities or results of operations of the Company and its subsidiaries taken as a whole or (4) any limitation or proposed limitation (whether or not mandatory) by any Governmental Entity, or any other event, that materially adversely affects generally the extension of credit by banks or other financial institutions; or

    (h) any of the representation and warranties of the Selling Shareholder (as defined below) in the Shareholder's Agreement that are qualified by reference to materiality shall not be true and correct or any such representation or warranty that is not qualified shall not be true and correct in any respect which would be reasonably likely to have a Company Material Adverse Effect, in each case as if such representation and warranty were made at the time of determination (except to the extent any such representation and warranty speaks as of an earlier date) or the Selling Shareholder shall have failed in any material respect to perform, or comply with, any covenant, agreement or obligation to be performed or complied with by it under the Shareholder's Agreement.

  The foregoing conditions are for the sole benefit of the Purchaser and may be asserted by the Purchaser or may be waived by the Purchaser, in whole or in part, at any time and from time to time in its sole discretion (subject to the terms of the Acquisition Agreement). Failure by the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

  Termination of the Acquisition Agreement. The Acquisition Agreement may be terminated and the Offer may be abandoned at any time prior to the date on which the Purchaser shall acquire the Tendered Securities (the "Closing Date"), (a) by mutual consent of the Purchaser and the Company; (b) by action of either the Supervisory Board or Management Board of the Purchaser or the Supervisory Board and Management Board of the Company if (i) the Closing Date shall not have occurred on or before April 15, 1999 or, if the only condition remaining to be satisfied as of such date shall be a condition set forth in either clause (i) or clause (ii) of the first sentence of the Offer Conditions above, May 31, 1999; provided that the right to terminate the Acquisition Agreement under this clause shall not be available to (A) the Purchaser, if
(i) the failure of the Purchaser to perform its obligations under the Acquisition Agreement or (ii) the failure of the representations and warranties contained in Article III of the Acquisition Agreement to be true and correct has to any material extent been the cause of, or resulted in, the failure of the consummation of the Offer and acquisition of all Tendered Securities properly tendered and not withdrawn (the "Closing") to occur on or before such date or (B) the Company, if (i) the failure of the Company to perform its obligations hereunder or (ii) the failure of the representations and warranties contained in Article II of the Acquisition Agreement to be true and correct has to any material extent been the cause of, or resulted in, the failure of the Closing to occur on or before such date; or (ii) a Governmental Entity (A) shall have issued an order, decree or ruling or taken any other action (which the parties shall have used all commercially reasonable efforts to resist, resolve or lift, as applicable, in accordance with the "Further

Actions" section below) permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Acquisition Agreement and such order, decree, ruling or other action shall have become final and non-appealable or (B) shall have failed to issue an order, decree or ruling or to take any other action (which order, decree, ruling or other action the parties shall have used all commercially reasonable efforts to obtain, in accordance with the "Further Actions" section below), which is necessary to fulfill the Offer Conditions and such denial of a request to issue such order, decree or ruling or take such other action shall have become final and nonappealable; provided, however, that the right to terminate the Acquisition Agreement under this clause shall not be available to any party whose failure to comply with the "Further Actions" section below has to any material extent been the cause of such action or inaction; (c) by action of the Supervisory Board of the Company on five days' prior written notice to the Purchaser if the Supervisory Board of the Company, without violation of the obligations as described below under "No Solicitation," withdraws its approval or recommendation of the Offer or the Acquisition Agreement and the Company pays to the Purchaser all expenses and other amounts as provided below in "Effects of Termination"; (d) by action of the Supervisory Board or Management Board of the Purchaser, if the Supervisory Board or Management Board of the Company shall have determined that an Acquisition Proposal is a Superior Proposal (as defined under "No Solicitation" below) or shall not have issued, or shall have withdrawn or modified (including by amendment of the Schedule 14D-9) in a manner adverse to the Purchaser, its approval or recommendation of the Offer or the Acquisition Agreement or shall have recommended an alternative transaction proposal to the shareholders of the Company, or shall have adopted any resolution to effect any of the foregoing; or any corporation, partnership, person or other entity or group shall have entered into a definitive agreement or an agreement in principle with the Company with respect to a tender offer or exchange offer for any Company Shares or Preferred Securities or an Acquisition Proposal; (e) by the Purchaser, if the Offer is terminated (or expires in accordance with its terms) without the Purchaser having purchased any Company Shares or Preferred Securities thereunder due to an occurrence which would result in a failure to satisfy any of the Offer Conditions, unless any such failure shall have been caused by or resulted from a failure of the Purchaser to perform in any material respect any covenant or agreement contained in the Acquisition Agreement or the failure of any representations or warranties contained in
Article III of the Acquisition Agreement to be true and correct in any material respect; (f) by the Purchaser, if any of the representations and warranties of the Company contained in Article II of the Acquisition Agreement is or becomes untrue or incorrect or the Company breaches any of its obligations under the Acquisition Agreement which (A) in either case would give rise to the failure of a condition set forth in clause (c) of the Offer Conditions to be met and (B) cannot or has not been cured prior to the earlier of (i) 15 days after the giving of written notice to the Company of such untruth, incorrectness or, as the case may be, breach and (ii) two business days prior to the date on which the Offer expires; (g) by the Purchaser, if
(i) any of the representations and warranties of the Selling Shareholder contained in the Shareholder's Agreement that are qualified by reference to any effect that, individually or in aggregate, is materially adverse to the condition, business, assets, liabilities or results of operations of the Company and its subsidiaries taken as a whole, other than any effect resulting from (i) changes in general economic conditions, (ii) the announcement and performance of the Acquisition Agreement and the transactions contemplated thereby and compliance with the covenants set forth in the Acquisition Agreement and (iii) changes or developments in the industrial process control industry generally or its markets and (iv), subject to Section 4.5 of the Acquisition Agreement, any actions required under the Acquisition Agreement to obtain any approval or authorization under any Antitrust Law (as defined under "Further Actions" below) or from the Australian Foreign Investment Review Board for the consummation of the Offer ( a "Company Material Adverse Effect") is or becomes untrue or incorrect or any such representation and warranty that is not so qualified is or becomes untrue or incorrect in any respect that would be reasonably likely to have a Company Material Adverse Effect or to prevent Selling Shareholder from consummating the transactions contemplated by the Shareholder's Agreement, or (ii) the Selling Shareholder breaches any of its obligations under the Shareholder's Agreement; or (h) by the Company, if the Offer has been terminated by the Purchaser and if (i) any of the representations and warranties of the Purchaser contained in Article III of the Acquisition Agreement or in the Shareholder's Agreement is or becomes, and at the time of termination remains, untrue or incorrect in any material respect or (ii) the Purchaser shall have breached or failed to comply in any material respect with any of its obligations under the Acquisition Agreement or in the Shareholder's Agreement which breach shall not have been cured within 15 days following notice from the Company to the Purchaser of such breach and the Company's intent to terminate pursuant to this provision.

  Interim Operations. The Acquisition Agreement provides that from the date of the Acquisition Agreement until the Closing Date, except as set forth in
Section 4.1 of the Company Disclosure Schedule to the Acquisition Agreement or as expressly contemplated by any other provision of the Acquisition Agreement, unless the Purchaser has consented thereto, the Company shall, and shall cause each of its subsidiaries to, (a) conduct its business and operations only in the ordinary course of business consistent with past practices; (b) use reasonable efforts to preserve intact the business organizations, rights, licenses, permits and franchises of the Company and its subsidiaries maintain their existing relationships with customers, suppliers and other natural persons, corporations, limited liability companies, partnerships, associations, trusts, unincorporated organizations, unions or other employee groups, governmental entities, or other entities or groups (as such latter term is defined in the Exchange Act) (each, a "Person") having business dealings with them and keep available the services of its officers and employees; (c) use reasonable efforts to keep in full force and effect adequate insurance coverages and maintain and keep its properties and assets in good repair, working order and condition, normal wear and tear excepted;
(d) not amend or modify its articles of association, certificate of incorporation, by-laws or comparable governing documents; (e) not authorize for issuance, issue, sell, grant, deliver, pledge or encumber or agree or commit to issue, sell, grant, deliver, pledge or encumber (to or with any party other than the Company and any of its wholly-owned subsidiaries) any shares of any class or series of capital stock of the Company or any of its subsidiaries or any other equity or voting security or equity or voting interest of the Company or any of its subsidiaries, any securities convertible into or exercisable or exchangeable for any such shares, securities or interests, or any options, warrants, calls, commitments, subscriptions or rights to purchase or acquire any such shares, securities or interests (other than issuances of Company Shares (i) upon exercise of outstanding Stock Options (as such term is defined below under "Stock Options") granted to directors, officers, employees and consultants of the Company in accordance with the Option Plans (as such term is defined below under "Stock Options") as currently in effect (ii) pursuant to conversion of the Preferred Securities);
(f) not, except for conversion of the Preferred Securities in accordance with their terms, (i) split, combine or reclassify any shares of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock,
(ii) in the case of the Company or any subsidiary of the Company that is not wholly-owned by the Company, declare, set aside or pay any dividends on, or make other distributions in respect of, any capital stock or (iii) repurchase, redeem or otherwise acquire, or agree or commit to repurchase, redeem or otherwise acquire, any shares of capital stock or other equity or debt securities or equity interests of the Company or any of its subsidiaries (other than to fulfill its obligations under the Option Plans as currently in effect); (g) except as otherwise provided in the Acquisition Agreement, not amend or otherwise modify the terms of any Stock Options or any Option Plan the effect of which would be to make such terms more favorable to the holders thereof or Persons eligible for participation therein; or reserve any additional Company Shares for issuance under any such Plan; (h) except as required by law or existing written agreements, enter into, adopt or materially amend any incentive, compensation, option or severance plan or arrangement (including, without limitation, any employee benefit plan, agreement or program, or management employment agreement (including any employee benefit plan within the meaning of Section 33 of the Employee Retirement Income Security Act of 1974, as amended) (each, a "Benefit Plan")) for the benefit or welfare of any current or former director, officer or employee of the Company or any of its subsidiaries, or (except for normal increases in the ordinary course of business that are consistent with past practices) increase the compensation or benefits of any persons or pay any benefit not required by any existing plan and arrangement; (i) not acquire or agree to acquire (by merger, consolidation, acquisition of stock or assets or otherwise) from any Person, any corporation, partnership, joint venture, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets of another Person other than the purchase of assets in the ordinary course of business consistent with past practice or in an aggregate amount of less than $5,000,000; (j) not, except as an intercompany transaction between the Company and any of its wholly-owned subsidiaries, incur, assume, prepay or become liable for or guarantee any long term, or material short term, indebtedness (including draw-downs on letters or lines of credit, other than letters of credit in support of ordinary course transactions with trade creditors), refinance any such indebtedness or issue or sell any notes, bonds, debentures, debt instruments, evidences of indebtedness or other debt securities of the Company or any of its subsidiaries or any options, warrants or rights to purchase or acquire any of the same, except for (i) advances, loans or other financial indebtedness including refinancing of its existing lines of credit, in an aggregate amount (together with all other such financial indebtedness of the Company and its subsidiaries outstanding) of net financial indebtedness at any time outstanding not exceeding a specified amount; provided, however that any refinancing permitted above shall be (A) on commercially reasonable terms and
(B) prepayable without penalty on no more than 90 days advance written notice and (ii) obtaining, extending or renewing existing guarantees, bonds and letters of credit issued by financial institutions in the ordinary course of business in an aggregate amount (together with all other such items outstanding) at any time outstanding not exceeding 1.25 times the aggregate of such guarantees, bonds and letters of credit outstanding as of June 25, 1998 which the Company represents to be $426.2 million; (k) not sell, lease, license, encumber or otherwise dispose of, or agree to sell, lease, license, encumber or otherwise dispose of, any properties or assets of the Company or any of its subsidiaries, except as intercompany transactions between the Company and any of its wholly-owned subsidiaries or in transactions with any other Person in the ordinary course of business, consistent with past practice and in an aggregate amount of less than $5,000,000; (l) not authorize or make any capital expenditures, other than capital expenditures (i) authorized or incurred in the ordinary course of business consistent with past practice during the period up to and including December 31, 1998 not exceeding, in the aggregate for the Company and all of its subsidiaries, a specified amount and
(ii) if the Closing Date has not occurred prior to January 1, 1999, authorized or incurred in the ordinary course of business consistent with past practice during any subsequent fiscal quarter of the Company, in each case not exceeding, in the aggregate for the Company and all of its subsidiaries, a specified amount; (m) not make any material change in any of its accounting or financial reporting methods, principles or practices, except as may be required by GAAP; (n) except in the ordinary course of business consistent with past practices, not amend, modify or terminate any material contract or waive, release or assign any material rights or claims thereunder or authorize, execute or deliver any material agreement, arrangement or understanding; (o) not adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries; (p) not take any action that would, or would be reasonably likely to, result in any of the Offer Conditions not being satisfied or the satisfaction of any of the Offer Conditions being delayed beyond the Expiration Date; and (q) not make any loans, advances or capital contributions to any Person other than as required by existing agreements or in the ordinary course of business consistent with past practice; (r) not agree or commit in writing or otherwise to do or, in the case of clauses (a) through (c), to do anything inconsistent with, any of the foregoing. For purposes of this section "Interim Operations," the term "wholly-owned subsidiary" shall be deemed to include any subsidiary of which the Company or any such subsidiary owns at least 99% of the outstanding capital stock or other equity interests.

  No Solicitation. Prior to the Closing Date, the Company agrees that neither it nor any of its subsidiaries shall, nor shall the Company nor any of its subsidiaries authorize or permit any of their respective officers, directors, managing directors, employees or agents, including any investment bankers, financial advisors, attorneys, accountants, consultants or other advisors, agent, representatives or experts (such persons, "Representatives") or affiliates to, directly or indirectly, (a) solicit, initiate, encourage, or take any other action to facilitate, any inquiry or the making of any proposal or offer (i) with respect to or that could reasonably be expected to result in any acquisition or sale of all or any significant portion of the assets of, or any equity interest in (whether newly-issued equity interests or outstanding equity interests), the Company or any of its subsidiaries or any tender offer (including a self tender offer) or exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of the Company"s subsidiaries (each such proposal or offer, an "Acquisition Proposal") or (ii) which could reasonably be expected to impede, frustrate, prevent, delay or nullify any of the transactions contemplated by the Acquisition Agreement or to materially diminish the benefits to the Purchaser of the transactions contemplated by the Acquisition Agreement, (b) take any action to enter into an agreement for the sale or other disposition by the Company or any of its subsidiaries of any significant portion of the assets of or a sale of shares of capital stock whether by merger or other business combination or tender or exchange offer or
(c) enter into or participate in any discussions or negotiations regarding any of the foregoing, or in the furtherance of any inquiries regarding any of the foregoing, or furnish to any other Person (other than the Purchaser and its Representatives) any information with respect to its business, properties or assets or any of the foregoing; provided that the foregoing clauses (a), (b) and (c) shall not prohibit the Company's Supervisory Board or Management Board from (i) furnishing information concerning the Company and its business, properties or assets to a third party who has made a bona fide written transaction proposal to acquire all of the outstanding Company Shares and Preferred Securities or all of the assets of the Company and its subsidiaries, which is not subject to any material contingencies relating to financing (it being acknowledged that a highly confident letter or commitment shall not be deemed to have resolved any such material contingency), in response to a request for such information, pursuant to a confidentiality agreement on terms no less favorable to the Company than the Confidentiality Agreement dated July 2, 1998 between the Purchaser and the Company (the "Confidentiality Agreement"), so long as neither such request for information nor such transaction proposal was solicited, initiated, encouraged or facilitated in violation of clause (a) above, (ii) engaging in discussions or negotiations with such a third party who has made such a transaction proposal or (iii) following receipt of such a transaction proposal, taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) under the Exchange Act or disclosing to its shareholders information required by Schedule 14D-9; provided, further, that any such action referred to in the foregoing clauses (i), (ii) and (iii) may be taken by the Company only if its Management Board or Supervisory Board, as applicable, shall have concluded in good faith and on the basis of advice (x) from the Company's financial advisors, that such transaction proposal involves consideration to the holders of Company Shares and Preferred Securities that is superior to the Offer Consideration and is otherwise superior to the Offer ("Superior Proposal") and (y) from independent outside counsel that failure to take such action would constitute a breach of the fiduciary duties of such Boards under Dutch Law; and provided, further, that the Company shall not, and shall not authorize or permit any other such Persons to take any of the foregoing actions referred to in clauses (i) through (iii) until after providing prior written notice to the Purchaser. If the Company or its Representatives or affiliates or the Company's Supervisory Board or Management Board receives any request for information or an inquiry, proposal or offer relating to any of the foregoing, then the Company shall orally (as promptly as practicable and no later than one day) and in writing (as promptly as practicable) inform the Purchaser of the terms and conditions of such proposal, inquiry or offer and the identity of the Person making it. The Company agrees that it will and will cause its affiliates and their respective Representatives to immediately cease and cause to be terminated any activities, discussions or negotiations existing at the date of the Acquisition Agreement with any parties conducted heretofore with respect to any of the foregoing. The Company agrees that it will take the necessary steps to promptly inform its Representatives of the obligations undertaken in this Section. Immediately following the execution of the Acquisition Agreement, the Company shall request each Person which has heretofore executed a confidentiality agreement in connection with its consideration of acquiring the Company or any portion thereof to return all confidential information heretofore furnished to such Person by or on behalf of the Company. Neither the Management Board nor the Supervisory Board of the Company shall, except as expressly permitted by the Acquisition Agreement (A) withdraw or modify, in any manner adverse to the Purchaser, or take any public position inconsistent with, their approval and recommendation of the Offer or the Acquisition Agreement or (B) approve or recommend any Acquisition Proposal and shall not resolve to do any of the foregoing.

  Expenses. Whether or not the transactions contemplated by the Acquisition Agreement are consummated, subject to the "Effect of Termination" section below, all costs and expenses incurred in connection with the Acquisition Agreement, including fees and disbursements of Representatives, shall be borne by the party which incurs such cost or expense; provided, however, that all out-of-pocket costs and expenses related to the printing, filing and mailing of the Offer Documents shall be borne by the Purchaser.

  Effect of Termination. In the event that any Person shall have made an Acquisition Proposal and the Acquisition Agreement is terminated by either Party, or in the event the Acquisition Agreement is otherwise terminated pursuant to Section (c), (d), (f) or (g) of "Termination of the Acquisition Agreement" above, the Company shall, within two days after termination has occurred, pay to the Purchaser in same day funds all of the Purchaser's reasonably documented out-of-pocket expenses (including the fees and expenses of counsel and other advisors). In the event that the Acquisition Agreement is terminated by the Company pursuant to Section (c) of "Termination of the Acquisition Agreement" or by the Purchaser pursuant to either Section (d) or
(e) of

"Termination of the Acquisition Agreement" because of an event described in paragraph (e) of Offer Conditions, the Company shall, within two days after termination has occurred, pay to the Purchaser in same day funds an amount equal to the sum of (i) $1.57 for each Company Share outstanding as of the date of the Acquisition Agreement and (ii) $2.45 for each Preferred Security outstanding as of such date. Any payment pursuant to this sentence shall be in addition to any reimbursement pursuant to the first sentence of this Section. In the event the Acquisition Agreement is terminated pursuant to the provisions contained in "Termination of the Acquisition Agreement", all future obligations and liabilities of the parties to the Acquisition Agreement shall terminate, except the obligations of the parties to brokers, finders or investment bankers, those described under "Expenses" above and those described in this Section. Nothing in this Section shall relieve any party to the Acquisition Agreement of liability for breach of the Acquisition Agreement.

  Post-Closing Restructuring. The Purchaser may, simultaneous with or as soon as possible after the Closing, consummate a corporate reorganization of the Company and its subsidiaries which may include, without limitation, (i) the sale and transfer by the Company or any of its subsidiaries of all or part of the assets of the Company or any of its subsidiaries to the Purchaser or any affiliates of the Purchaser, (ii) the consummation by the Company and one or more Dutch subsidiaries of the Purchaser of a legal merger within the meaning of Section 2:309 of the Dutch Civil Code and (iii) the commencement of the compulsory acquisition by the Purchaser of Company Shares from any remaining minority shareholder, in accordance with Section 2:92a of the Dutch Civil Code. The Company has agreed with the Purchaser that, at the Purchaser's request and to the extent permitted by law, it shall take all actions reasonably necessary or desirable to accomplish the corporate reorganizations referred to in this Section including, without limitation, (i) the convening of the necessary meetings of the holders of Company Shares and holders of Preferred Securities, the Management Board and the Supervisory Board of the Company, (ii) the consideration of any and all necessary or desirable resolutions by the Management Board or the Supervisory Board of the Company for the purpose of consummating such corporate reorganizations and (iii) the execution of any and all reasonably requested documents, agreements or deeds that are necessary or desirable to consummate any of such corporate reorganizations and the filing or registration of any or all of such documents, agreements or deeds with the appropriate authorities or agencies.

  Stock Options. Upon the consummation of the Offer, all outstanding options and other rights to acquire shares under the Company's 1993 Long-Term Stock Incentive Plan and the Company's Global Employee Stock Purchase Plan (the "Option Plans" and such options and rights, "Stock Options") whether or not such Stock Options are then exercisable or vested, shall vest in full, and as soon as practicable after the Closing Date, but in any event within 5 business days thereafter, the Purchaser shall pay to the holder of each outstanding Stock Option an amount in cash equal to the difference between the Share Offer Price and the exercise price per share of each Stock Option, less applicable withholding taxes; except in the case of certain Italian and German executives identified by the Company in writing to the Purchaser prior to the date of the Acquisition Agreement with respect to whom arrangements shall be made (subject to applicable law) as described on Schedule 1.2 of the Acquisition Agreement. If and to the extent required by the terms of the Option Plans or the terms of any Stock Option granted thereunder, the Company shall use its best efforts to obtain the consent of each holder of outstanding Stock Options to the foregoing treatment of such Stock Options and to take any other action necessary to effectuate the foregoing provisions. Except as provided in the first sentence of this paragraph the Option Plans shall terminate as of the Closing Date and any rights under any provisions in any other plan, program or arrangement (other than the option agreement (the "Option Agreement") dated as of November 15, 1993 between the Selling Shareholder (or the Purchaser as assignee of the Option Agreement) and the Company giving the Selling Shareholder (or the Purchaser as assignee of the Option Agreement) an option, subject to the fulfillment of certain conditions, to purchase all of the 1,000 priority shares, par value NLG 1.00 per share, of the Company (the "Priority Shares")) providing for the issuance or grant by the Company of any interest in respect of the capital stock of the Company shall be canceled as of the Closing Date. The Company has consented and agreed to the assignment and transfer by the Selling Shareholder to the Purchaser, at the Closing, of all rights and obligations of the Selling Shareholder under the Option Agreement. Notwithstanding the provisions of Section 9--"Source and Amount of Funds" of the Option Agreement, the Company has acknowledged and agreed that the Option Agreement shall remain in full force and effect and be unaffected by the transactions contemplated by the Acquisition Agreement and the Shareholder's Agreement.

  Directors and Officers Indemnification Insurance. For a period of six years from and after the Closing Date, the Purchaser shall, or shall cause the Company to, exculpate, indemnify and hold harmless certain officers and directors of the Company to the same extent as such persons are currently exculpated and indemnified by the Company pursuant to those certain indemnity agreements identified in Section 4.8(a) of the Company Disclosure Schedule to the Acquisition Agreement (the "Indemnified Parties") for acts or omissions occurring prior to the Closing Date. For six years from the Closing Date, the Purchaser shall either (x) cause the Company to maintain in effect the Company's current directors' and officers' liability insurance covering those persons who are currently covered on the date of the Acquisition Agreement by the Company's directors' and officers' liability insurance policy (the "Insured Parties"); provided, however, that in no event shall the Purchaser or the Company be required to expend in any one year an amount in excess of 150% of the annual premiums currently paid by the Company for such insurance which the Company represents to be $395,000 for the twelve month period ending on November 19, 1998; and provided further that if the annual premiums of such insurance coverage exceed such amount, the Purchaser shall cause the Company to obtain a policy with the greatest coverage available for a cost not exceeding such amount; provided further that the Purchaser may substitute for such Company policies, policies with at least the same coverage containing terms and conditions which are no less advantageous and provided that said substitution does not result in any gaps or lapses in coverage with respect to matters occurring prior to the Closing Date or (y) cause the Purchaser's directors' and officers' liability insurance then in effect to cover those persons who are covered on the date of the Acquisition Agreement by the Company's directors' and officers' liability insurance policy with respect to those matters covered by the Company's directors' and officers' liability policy. The covenants set forth in this Section shall survive the Closing Date, shall be binding on the Purchaser and all its successors and assigns, and are intended for the benefit of, and shall be enforceable by, each of the Company, the Indemnified Parties and the Insured Parties, and their respective heirs and legal representatives.

  Waiver of Personal Liability. The parties to the Acquisition Agreement have acknowledged and agreed that the representations and warranties contained in the Acquisition Agreement are made on behalf of the parties to the Acquisition Agreement and are not made by the officers or members of the Management Board or Supervisory Board of Purchaser or any Indemnified Party or Insured Party. The parties to the Acquisition Agreement have acknowledged and agreed that no such Person shall have any personal liability, in law or in equity, of any kind with regard to the representations and warranties of Purchaser or the Company, as applicable, contained in the Acquisition Agreement or in any agreement, document or certificate contemplated by the Acquisition Agreement, and each party to the Acquisition Agreement irrevocably waives any such claim regarding the validity or enforceability of this Section, and agree not to challenge or otherwise reject the terms of described in this Section. The parties also waive any claim regarding the validity or enforceability of the provisions of this Section and agree not to challenge or otherwise reject the terms hereof. The Persons designated in the first sentence of this Section are intended, and shall be deemed, to be third-party beneficiaries of the provisions described in this Section, and shall be entitled to directly claim and enforce the rights and benefits described in this Section.

  Further Actions. Each of the parties to the Acquisition Agreement shall use all commercially reasonable efforts to take, or cause to be taken, all actions, do or cause to be done all things necessary, proper or advisable under applicable laws and regulations, and fully cooperate with and provide reasonable assistance to the other and its Representatives, as may be required to consummate the transactions contemplated by the Acquisition Agreement as promptly as practicable, including (a) making all filings, applications, notifications, reports, submissions and registrations with, and obtaining all consents, approvals, authorizations or permits of any supranational, national, provincial, state, municipal or local government, any instrumentality, subdivision, court, arbitrator, administrative agency, or commission or other authority thereof, or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority (any such entity, a "Governmental Entity") or other Persons or entities necessary for the consummation of the transactions contemplated by the Acquisition Agreement, including pursuant to the (i) pre-merger notification and reporting requirements of the HSR Act,
(ii) prior notification and reporting requirements of the European Community pursuant to Council Regulation 4064/89, as amended as well as any other antitrust filings/notifications which must or may be effected at the national level in countries having jurisdiction and (iii) the notification requirements under the Competition Act (Canada) (the laws, statues and regulations described in clauses (i), (ii) and (iii), collectively the "Antitrust Laws"), the voluntary notification under Exon-Florio, the Exchange Act, securities or blue sky laws of the states of the United States ("Blue Sky Laws"), labor laws and regulations, foreign investment laws and regulations and other applicable laws and regulations in effect in the United States, the European Community, The Netherlands or any other jurisdiction and (b) taking such actions and doing such things as the other party to the Acquisition Agreement may reasonably request in order to cause any of the Offer Conditions to be fully satisfied. Prior to making any application to or filing with any Governmental Entity or other Person or entity in connection with the Acquisition Agreement, the Company, on the one hand, and the Purchaser, on the other hand, shall provide the other with drafts thereof and afford the other a reasonable opportunity to comment on such drafts. Without limiting the generality of the foregoing, each of the Purchaser and the Company agrees to cooperate and use all commercially reasonable efforts vigorously to contest and resist any action, suit, proceeding or claim, and to have vacated, lifted, reversed or overturned any injunction, order, judgment or decree (whether temporary, preliminary or permanent), that delays, prevents or otherwise restricts the consummation of the transactions contemplated by the Acquisition Agreement, and to take any and all actions (including the disposition of assets, divestiture of businesses, or the withdrawal from doing business in particular jurisdictions) and to enter into such agreements and undertakings (including with respect to the conduct of the business of the Company and its subsidiaries after the Closing as may be required by foreign investment laws and labor laws and regulations), as may be required by Governmental Entities or other Persons as a condition to the granting of any such necessary approvals or as may be required to avoid, vacate, lift, reverse or overturn any injunction, order, judgment, decree or regulatory action; provided, however, that in no event shall any party to the Acquisition Agreement be required to take any action that would be reasonably likely to have a Company Material Adverse Effect or any effect that, individually or in aggregate, is materially adverse to the condition, business, assets, liabilities or results of operations of the Purchaser and its subsidiaries taken as a whole, other than any effect resulting from (i) changes in general economic conditions,
(ii) the announcement and performance of the Acquisition Agreement and the transactions contemplated thereby and compliance with the covenants set forth in the Acquisition Agreement and (iii) changes or developments in the industrial process control industry generally or its markets and (iv), subject to Section 4.5 of the Acquisition Agreement, any actions required under the Acquisition Agreement to obtain any approval or authorization under any Antitrust Law or from the Australian Foreign Investment Review Board for the consummation of the Offer ( a "Purchaser Material Adverse Effect") or that would not be required in accordance with the following sentence. Notwithstanding anything to the contrary contained in the Acquisition Agreement, the Company shall not and shall cause its affiliates not to, and neither the Purchaser nor any of its affiliates shall be required to divest any assets or business of the Purchaser or any of its affiliates or of the Company or its subsidiaries or hold separate or otherwise take or commit to take any action that materially limits its freedom of action with respect to any of their respective assets or businesses, if in the aggregate such assets and/or businesses are material to the condition, business, assets, liabilities or results of operations of in the case of the Purchaser, the process control and instrumentation operations of the Purchaser and affiliates, taken as a whole (with estimated annual revenues of $3 billion), or in the case of the Company, to the Company and its subsidiaries taken as a whole, respectively.

  Notice of Certain Matters. The Company shall give prompt notice to the Purchaser, and the Purchaser shall give prompt notice to the Company, of (a) the occurrence or non-occurrence of any event which would cause (i) any representation or warranty contained in the Acquisition Agreement to be untrue or inaccurate in any material respect or (ii) any covenant, condition or agreement contained in the Acquisition Agreement or any Offer Condition not to be complied with or satisfied in any material respect, (b) any failure of the Company or of the Purchaser, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under the Acquisition Agreement in any material respect and (c) any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by the Acquisition Agreement; provided that the delivery of any such notice shall not limit or otherwise affect any representations and warranties contained in the Acquisition Agreement or the remedies available under the Acquisition Agreement to the party receiving such notice.

  Representations and Warranties. In the Acquisition Agreement, the Company has made customary representations and warranties to the Purchaser with respect to, among other things, its due organization, capitalization, subsidiaries, corporate authority, absence of conflicts with other obligations, consents and approvals, financial statements, filings with the Commission, absence of certain changes concerning the Company's business since December 31, 1997, litigation, compliance with laws, employee benefit plans, labor matters, tax matters, property, environmental matters, material contracts and commitments, intellectual property, opinion of the Company's financial advisor, brokers and guarantees.

  Extension; Waiver. At any time prior to the Closing Date, any party to the Acquisition Agreement, by action taken by the Supervisory Board of the Company or the Supervisory Board or Management Board of the Purchaser, may, to the extent permitted by law, (a) extend the time for the performance of any of the obligations or other acts of the other party to the Acquisition Agreement, (b) waive any inaccuracies in the representations and warranties made to such party contained in the Acquisition Agreement or in any document delivered pursuant to the Acquisition Agreement and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained in the Acquisition Agreement. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by or on behalf of the party or parties to be bound thereby.

  Guaranty of the Parent. Pursuant to the Acquisition Agreement, the Parent undertakes to insure that the Purchaser will duly perform its obligations thereunder and guarantees any and all liabilities and amounts which become payable by the Purchaser thereunder.

THE SHAREHOLDER'S AGREEMENT

  The following is a summary of the material terms of the Shareholder's Agreement. The summary is qualified in its entirety by reference to the Shareholder's Agreement which is incorporated herein by reference and a copy of which has been filed as Exhibit 3 hereto.

  As an inducement and a condition to entering into the Acquisition Agreement, the Purchaser required that Finmeccania S.p.A., a corporation organized under the laws of Italy with its statutory seat in Rome who is the beneficial owner of 17,813,527 Company Shares on October 14, 1998 and 1,600,000 Preferred Securities on October 14, 1998 (the "Selling Shareholder") enter into a Shareholder's Agreement by and between the Selling Shareholder and the Purchaser (the "Shareholder's Agreement").

  Tender. Pursuant to the Shareholder's Agreement, the Selling Shareholder has agreed to validly and irrevocably tender in accordance with the terms thereof (or to cause the record owner to so validly tender), pursuant to Rule 14d-2 under the Exchange Act, and in accordance with the terms of the Offer, not later than, (i) in the case of Company Shares and Preferred Securities owned by the Selling Shareholder on the date of the Shareholder's Agreement (such securities, the "Existing Securities"), the fifth business day following the commencement of the Offer and (ii) in the case of the Company Shares and Preferred Securities acquired after the date of the Shareholder's Agreement and prior to the termination of the Shareholder's Agreement, whether upon the exercise of options, warrants or rights, the conversion or exchange of convertible or exchangeable securities, or by means of purchase, dividend distribution or otherwise (such securities, together with the Existing Securities, the "Securities"), the next succeeding business day after acquisition thereof, any and all of the Securities beneficially owned (as determined pursuant to Rule 13d-3 of the Exchange Act), including pursuant to any agreement or understanding, whether or not in writing, including securities beneficially owned by all Persons with whom such Person would constitute a group for purposes of Section 13d-3 of the Exchange Act (any such ownership, "Beneficially Owned") by the Selling Shareholder at any time during such period, and shall not withdraw any such tender before consummation of the Offer or the Expiration Date. The Selling Shareholder has acknowledged and agreed that the obligation of the Purchaser to accept for payment Company Shares and Preferred Securities tendered pursuant to the Offer, including any Company Shares and Preferred Securities tendered by the Selling Shareholder and its affiliates, shall be subject to the terms and conditions of the Offer. The parties agree that the Selling Shareholder will, for all Company Shares and Preferred Securities tendered by the Selling Shareholder in the Offer and accepted for payment and paid for by the Purchaser, receive the same amount per Company Share or Preferred Securities as is paid to other holders of such securities who have tendered into, and whose securities are accepted for payment in, the Offer.

  Voting. (a) The Selling Shareholder has agreed that during the period commencing on the date of the Shareholder's Agreement and continuing until the Expiration Date (such period being referred to as the "Voting Period"), at any meeting (whether annual or special, and whether or not an adjourned or postponed meeting) of the Company's shareholders or holders of Preferred Securities, however called, or in connection with any written consent of the Company's shareholders or holders of Preferred Securities, unless there shall be in effect at such time a preliminary or permanent injunction or other final order by any court of competent jurisdiction barring such action, the Selling Shareholder shall vote (or cause to be voted) (i) all Securities and (ii) all other securities of the Company then Beneficially Owned by the Selling Shareholder and entitled to vote generally in the election of directors of the Company or otherwise entitled to vote with respect to any matter or proposal submitted for vote or consent of the Selling Shareholders of the Company or holders of Preferred Securities (a) in favor of the Offer, the execution, delivery and performance by the Company of the Acquisition Agreement and the approval and acceptance of the Offer and the terms thereof; and (b) against any action or agreement that would (1) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Selling Shareholder under this Shareholder's Agreement or of the Company under the Acquisition Agreement or (2) prevent, impede, interfere with, delay, postpone or attempt to discourage the Offer or the transactions contemplated by the Acquisition Agreement including without limitation: (u) any extraordinary corporate transaction (other than with the Purchaser as contemplated by the Acquisition Agreement), such as a merger, other business combination, reorganization or liquidation involving the Company or any of its subsidiaries; (v) a sale or transfer of material assets of the Company or any of its subsidiaries; (w) any change in the membership of the Supervisory Board or the Management Board of the Company, except as otherwise agreed to or requested in writing by the Purchaser in accordance with the terms of the Shareholder's Agreement; (x) any change in the present capitalization or dividend policy of the Company or any of its subsidiaries or (y) any other change in the Company's corporate structure or business or operations. The Selling Shareholder shall not enter into any agreement with any Person which would violate the provisions of this Section, "Voting". As soon as practicable after commencement of the Offer, the Purchaser shall provide the Company and Selling Shareholder with the names of the individuals the Purchaser wishes to be appointed to the Supervisory Board and the Management Board of the Company effective as of the Closing. Following receipt by Selling Shareholder and the Company of the names of such individuals (and any further information regarding these individuals as reasonably requested by Selling Shareholder and the Company), at a general meeting of shareholders convened by the Company for the purpose of appointing such individuals to the Supervisory Board and the Management Board of the Company, as the case may be, Selling Shareholder will cause such appointments to take place effective as of, and conditional upon the occurrence of, the Closing.

  Restrictions During the Voting Period. The Selling Shareholder shall not, until the termination of the Voting Period exercise or Transfer the option granted to it by the Option Agreement unless requested in writing by the Purchaser and then, in accordance with the terms of the Option Agreement. Subject to the required consent of the Company, the Selling Shareholder has assigned, transferred and conveyed to the Purchaser, effective upon the consummation of the transactions contemplated by the Acquisition Agreement, all of its rights and entitlements under the Option Agreement, and the Purchaser has assumed, effective upon the consummation of the transactions contemplated by the Acquisition Agreement, all of the rights and obligations of the Selling Shareholder thereunder. In the Acquisition Agreement, the Company has consented to such assignment and has acknowledged and agreed that, notwithstanding the provisions of the Option Agreement, the Option Agreement shall remain in full force and effect and be unaffected by the transactions contemplated by the Acquisition Agreement and the Shareholder's Agreement. The Selling Shareholder shall not, until the termination of the Voting Period, directly or indirectly: (i) except as otherwise provided under "Tender" above, Transfer any securities of an affiliate (whether by merger, consolidation or similar change of control transaction) which is then a record or beneficial holder of Company Shares or Preferred Securities if, as the result of such Transfer, such Person would cease to be an affiliate of the Selling Shareholder; (ii) Transfer to any Person any Securities; (iii) grant any proxies or powers of attorney in respect of any Securities, deposit any Securities into a voting trust or enter into a voting agreement, understanding or arrangement (except, to the extent applicable, the Financing Trust, as may be required by the terms pursuant to which the Preferred Securities have been issued) with respect thereto; (iv) take any action that would make any representation or warranty of the Selling Shareholder contained in the Shareholder's Agreement untrue or incorrect or would result in a breach by the Selling Shareholder of its obligations under the Shareholder's Agreement; or
(v) vote any of the Securities in a manner which would make any representation or warranty of the Company in the Acquisition Agreement untrue or incorrect or would result in a breach by the Company of its obligation under the Acquisition Agreement. Until the termination of the Voting Period, the Selling Shareholder shall not, and will cause its Representatives and affiliates not to, directly or indirectly, (x) solicit, initiate, encourage, or take any other action (i) to facilitate any inquiry or the making of any Acquisition Proposal or (ii) which could reasonably be expected to impede, frustrate, prevent, delay or nullify any of the transactions contemplated by the Shareholder's Agreement or the Acquisition Agreement or to materially diminish the benefits to the Purchaser of the transactions contemplated by the Shareholder's Agreement or the Acquisition Agreement, (y) take any action to enter into an agreement for the sale or other disposition by the Company or any of its subsidiaries of any significant portion of the assets of or a sale by the Company or any of its subsidiaries or by the Selling Shareholder of shares of capital stock of the Company or any of its subsidiaries whether by merger or other business combination or tender or exchange offer or (z) enter into or participate in any discussions or negotiations regarding any of the foregoing, or in furtherance of any inquiries regarding any of the foregoing, or furnish to any other Person (other than the Purchaser and its Representatives) any information with respect to the business, properties or assets of the Company or any of its subsidiaries or any of the foregoing. If the Selling Shareholder or any of its affiliates or Representatives receives any request for information or an inquiry, proposal or offer relating to any of the foregoing, then the Selling Shareholder shall orally (as promptly as practicable and no later than one day) and in writing (as promptly as practicable) inform the Purchaser of the terms and the conditions of such proposal, inquiry or offer and the identity of the Person making it. The Selling Shareholder agrees that it will and will cause its affiliates and their respective Representatives to immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. The Selling Shareholder agrees that it will take the necessary steps to promptly inform its Representatives and affiliates of the obligations undertaken in this section.

  Representations, Warranties and Other Agreements of the Selling
Shareholder. The Selling Shareholder has made certain customary representations and warranties, including with respect to, among other things,
(i) its organization, (ii) its corporate authority, (iii) ownership of the Shares to be tendered by it, (iv) the absence of conflicts with other obligations.

  Expiration. The Shareholder's Agreement and the Selling Shareholder's obligation to tender, and not withdraw, pursuant to the Shareholder's Agreement and any obligation of the Parent and the Purchaser under the Shareholder's Agreement shall terminate on the Expiration Date. As used therein, the term "Expiration Date" means the date on which the Acquisition Agreement is terminated by the Purchaser in accordance with its terms. In the event of termination of the Shareholder's Agreement, the Shareholder's Agreement shall forthwith become void and there shall be no liability or obligation on the part of the Purchaser or the Selling Shareholder or their respective officers or directors; provided, however, the foregoing will not relieve either party for any breach of any representation, warranty, covenant or agreement in the Shareholder's Agreement. The Purchaser has acknowledged that, in the event of termination of the Shareholder's Agreement in accordance with its terms, the Selling Shareholder shall no longer have the obligation to tender, and may withdraw, the Securities; provided, that if the Company terminates the Acquisition Agreement in accordance with Section 5.1(c), the Purchaser shall, within five business days, either (i) terminate the Offer or
(ii) waive the Minimum Condition and the condition set forth in Paragraph (C) of the Offer Conditions set forth in Annex A of the Acquisition Agreement (except that the portion of such condition related to performance or compliance as to covenants and agreements shall only be waived as to breaches actually known by the Purchaser as of the date of such election) and, to the extent all other Offer Conditions are satisfied, shall accept for payment and pay for at the next scheduled Expiration Date of the Offer (subject to applicable law) all Company Shares and Preferred Securities then validly tendered and not withdrawn in the Offer.

  Guaranty of the Parent; Other Provisions. Pursuant to the Shareholder's Agreement, the Parent undertakes to insure that the Purchaser will duly perform its obligations thereunder and guarantees any and all liabilities and amounts which become payable by the Purchaser thereunder. The Purchaser has agreed, as of the Closing, to indemnify and hold harmless the Selling Shareholder and its affiliates from damages, losses, costs and expenses arising from, and to as promptly as possible following the Closing use its commercially reasonable efforts to cause the Selling Shareholder and its affiliates to be released from their obligations under performance bonds, guarantees, indemnities or other obligations of the Selling Shareholder and any affiliate outstanding on behalf of the Company or any of its subsidiaries, as previously disclosed to or subsequently agreed in writing by the Purchaser. Neither the Selling Shareholder nor any of its affiliates will be entitled to receive any fees or other compensation in connection with such performance bonds, guarantees, indemnities or other obligations accrued for any period after the later of the Closing and the effectiveness of any such release or counter indemnity. Effective upon the Closing, the Purchaser has also undertaken for a period of no less than 36 months from the Closing, except for good cause, not to terminate or lay off employees of the Company's Italian affiliates, unless an appropriate agreement has been entered into with the relevant unions in Italy. In addition, the Purchaser has agreed to endeavor to capitalize on the opportunities and resources available within the Company's Italian affiliates.

CONFIDENTIALITY AGREEMENT

  The following is a summary of the material terms of the Confidentiality Agreement dated July 2, 1998 between the Parent and the Company (the "Confidentiality Agreement"). The summary is qualified in its entirety by reference to the Confidentiality Agreement which is incorporated herein by reference and a copy of which is attached as Exhibit 4 hereto.

  Pursuant to the Confidentiality Agreement, the Parent agreed, among other things, to keep confidential and not disclose or reveal (other than to any person or affiliate of such person and any director, officer, employee, agent, advisor (including, without limitation, any financial advisor, counsel or accountant) or controlling person of such person or such person's affiliate) certain information and documents concerning the Company provided to the Parent in connection with the transactions contemplated by the Acquisition Agreement and not to use such information for any purpose other than in connection with the Parent's evaluation of the proposed acquisition. The Parent also agreed that for a period of one year from the date of the Confidentiality Agreement, neither it nor its Representatives would, without the prior consent of the Company, (i) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any voting securities or direct or indirect rights to acquire any voting securities of the Company or any subsidiary thereof, or of any successor to or person in control of the Company, or any assets of the Company or any subsidiary or division thereof or of any such successor or controlling person, except that the provisions of this item (i) shall not apply to a financial advisor engaged by the Parent, any part of which is acting in the ordinary course of business,
(ii) make, or in any way participate, directly or indirectly, in any solicitation of proxies to vote, or seek to advise or influence any person or entity with respect to the voting of any voting securities of the Company,
(iii) make any public announcement with respect to, or submit a proposal for, or offer of (with or without conditions) any extraordinary transaction involving the Company or any of its securities or assets, (iv) form, join or in any way participate in a "group", as defined in Section 13(d)(3) of the Exchange Act, in connection with any of the foregoing, or (v) request the Company or any of our Representatives, directly or indirectly, to amend or waive any provision of this paragraph. The Parent has also agreed to promptly advise the Company of any inquiry or proposal made to the Parent with respect to any of the foregoing. In addition, the Parent agreed that, without prior written consent of the Company, it would not for a period of two years from the date of the Confidentiality Agreement directly or indirectly solicit for employment or employ any person employed by the Company or its subsidiaries
(i) in an executive or management position, (ii) in sales or marketing, or
(iii) with access to certain technology. As used in the

Confidentiality Agreement, "Representatives" means, as to any person, such person's affiliates and its and their directors, officers, employees, agents, advisors and controlling persons.

CHANGE OF CONTROL AGREEMENTS WITH MANAGEMENT

  On various dates in November and December 1997, the Company and each of ten current senior executives entered into Change of Control Agreements, which agreements were amended in September, 1998 (such agreements, as amended, the "Change of Control Agreements"). The Change of Control Agreements provide certain payments and benefits determined by reference to specified severance periods in connection with certain terminations of employment occurring following a "Change of Control". The Change of Control Agreements are substantially identical among the executives, except that (i) the specified severance periods vary among the executives (i.e., 1.5 years (two executives), 2 years (six executives) and 2.5 years (two executives)), and (ii) three U.S. executives are entitled to gross-up payments to eliminate the effect of any excise taxes imposed under Section 280G of the U.S. Internal Revenue Code, as well as reimbursement of legal fees incurred in connection with the enforcement of their rights under the Change of Control Agreements. A copy of a form of the Change of Control Agreements is filed as Exhibit 5a hereto and incorporated herein by reference.

  The consummation of the Offer will constitute a "Change of Control" within the meaning of the Change of Control Agreements, and a termination of an executive's employment without "just cause" or by reason of "constructive dismissal" within 18 months following such consummation will trigger the specified payments and benefits, including: (i) a lump sum payment equal to the sum of annual base salary and highest annual bonus in the past three years (including the current year), multiplied by the relevant severance period,
(ii) continuation of certain welfare benefits and perquisites during the relevant severance period, (iii) in lieu of continued participation in Company retirement programs, a lump sum payment equal to approximately 10% of the amount determined pursuant to (i) above, or in the case of non-U.S. executives, additional service credit for the relevant severance period, and
(iv) in lieu of continued participation in the Company's stock option program, a lump sum payment equal to the product of (a) the executive's average annual option grant over the past three years (exclusive of grants made in May 1998 or thereafter, including the special grants made to motivate executives to maximize shareholder value in the sale process), (b) the Share Offer Price,
(c) the Black-Scholes value of a Company stock option as a percentage of market price, which was agreed to be 61.642%, and (d) the severance period. The executive may be subject to a 12-month restriction on engaging in competitive activities if his severance entitlement is triggered by certain constructive dismissals.

  The aggregate of the lump sum amounts payable under the Change of Control Agreements, assuming all ten executives are terminated within 18 months of the Closing Date, would be approximately $10,650,000 (exclusive of welfare, retirement and fringe benefits for the relevant severance period and Section 280G tax gross-ups.)

  Although the Managing Director of the Company is not a party to a Change of Control Agreement, he is a party to an employment agreement entered into as of April 1, 1996 and amended and restated in January 1998 (as amended and restated, the "Employment Agreement"), which provides for certain enhanced payments and benefits upon certain terminations of employment following a "Change-in-Control." Consummation of the Offer would constitute a Change-in-Control under the Employment Agreement, and therefore a termination of employment without "cause" or by reason of "constructive dismissal" prior to expiration of the term of the Employment Agreement (the later of April 1, 2002 or the second anniversary of the consummation of the Offer) may entitle the Managing Director to continued base pay and health, medical and life insurance benefits for a period as long as 18 months following expiration of such term. The Managing Director's current rate of base pay is $493,500. In addition, the Managing Director would be entitled to a cash payment equal to the highest short term incentive bonus paid and stock option granted under the term of the Employment Agreement multiplied by the years and partial years of continued base pay. His 1997 bonus was $150,000, and his target 1998 bonus is 60% of base pay. His highest regular stock option grant was for 45,000 shares in 1997, and in 1998 he has been granted a special option for 80,000 shares that vests upon consummation of the Offer to motivate him to maximize shareholder value in the sale process. The Employment Agreement sets forth no method by which such stock option grant is to be converted into a cash payment. The Managing Director is restricted from engaging in competitive activity during the period of continued base pay. A copy of the Employment Agreement is filed as Exhibit 5(b) hereto and incorporated herein by reference.

  In addition to payments and benefits provided under the foregoing arrangements, pursuant to the terms of the Company's 1993 Long-Term Stock Incentive Plan (the "Plan"), all outstanding stock options thereunder that are otherwise not already vested will become vested immediately prior to a "Change in Control". Consummation of the Offer would constitute a Change in Control under the Plan. There are a total of approximately 1,000,000 shares subject to options outstanding under the Plan (approximately 850,000 of which are held by the Managing Director and the ten executives with Change of Control Agreements) at an average exercise price per share of approximately $16.15, including 291,750 shares subject to special options granted at an exercise price per share of $16.25625 to motivate executives to use their best efforts to maximize shareholder value in the sale process. Of the total outstanding, options for 241,900 shares are currently vested, and another 85,600 shares would become vested by December 31, 1998 without regard to any Change in Control.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

  (a) Recommendation of the Board of Directors.

  The Management Board and the Supervisory Board of the Company unanimously
(i) have determined that the Offer, upon the terms and subject to the conditions set forth in the Acquisition Agreement, is fair to, and in the best interests of, the holders of the Company Shares, the holders of the Preferred Securities and other relevant constituencies, its subsidiaries and the enterprises carried on by the Company and its subsidiaries, (ii) have approved the Acquisition Agreement and the transactions contemplated thereby, including the Offer, and (iii) recommend that the holders of the Company Shares and the holders of the Preferred Securities accept the Offer and tender their Company Shares and Preferred Securities thereunder to the Purchaser.

  (b) (1) Background.

  On January 15, 1998 the Selling Shareholder retained Merrill Lynch to advise it as to the possible disposition of various interests it held, including those in the Company. Merrill Lynch performed a review and analysis of such interests and presented the results of such review, together with its recommendations, to the Board of Directors of the Selling Shareholder at a meeting held in Rome on May 28, 1998. At that meeting, the Board of Directors determined to dispose of the Shares of the Selling Shareholder and accepted the recommendation of Merrill Lynch to offer such Shares independently of any other assets held by the Selling Shareholder. The Selling Shareholder also determined that it was willing to dispose of its Shares in a transaction which would include the participation of the public holders of the Company Shares.

  The Selling Shareholder immediately informed the Company of its decision and filed an amendment to its Schedule 13D with the Commission. The Selling Shareholder also informed the Company that it should conduct the sale of the Company so as to maximize the value for all shareholders, as the Selling Shareholder would sell its Shares at the same price as that paid to all other shareholders.

  The Supervisory Board of the Company also met in Rome on May 28, 1998 and determined to evaluate all strategic options available to the Company. The Supervisory Board also authorized the grant to certain key executives of the Company of options to purchase an additional 291,750 Company Shares at $16.25625 per Company Share, to motivate such executives to use their best efforts to maximize shareholder value in the sale process. The Company then scheduled a meeting of the Supervisory Board in Rome for June 4, 1998. The Company invited Merrill Lynch to make a presentation at that meeting, as Merrill Lynch had been the Company's lead underwriter in its initial public offering in 1993 and had advised the Company in subsequent transactions, including the acquisitions of Fischer & Porter in 1994 and of Hartmann & Braun in 1996.

  At the June 4, 1998 meeting, Merrill Lynch made a presentation regarding a sale of the entire Company and recommended that if the Supervisory Board determined a buyer should be sought for the entire Company, it should be done through an auction process. The Supervisory Board determined to seek a buyer for the entire

Company and accepted Merrill Lynch's recommendation regarding the process to be employed. The process was divided into three phases: first, initial contact with and screening of potential acquirors based on solicited preliminary indications of interest; second, a preliminary round of bids for the Company; and third, following the customary due diligence investigation of the Company by selected potential acquirors, a final round of bids. The Supervisory Board noted the substantial past involvement of Merrill Lynch with the Company and Merrill Lynch's recent work evaluating the Company, which the Supervisory Board believed would reduce the time necessary to complete the process. Based on such considerations, among others, the Supervisory Board resolved to retain Merrill Lynch as its adviser. Subsequently, on July 15, 1998, the Company entered into a letter agreement with Merrill Lynch (the "Engagement Letter"), pursuant to which it formally appointed Merrill Lynch to act as exclusive financial advisor for any business combination involving the Company and another party.

  At its June 4, 1998 meeting, the Supervisory Board also authorized the formation of a Transaction Advisory Committee ("TAC") consisting of two members of the Supervisory Board, Mr. Alberto Rosania, First Vice President, Strategic Planning of the Selling Shareholder, and Mr. Kevin Dunnigan, an independent director who had recently participated as a member of the board of directors of a public company which had been involved in a similar auction process. Mr. de Benedictis, Senior Vice President, Strategic Finance of the Selling Shareholder and a former member of the Company's Supervisory Board, was also appointed to the TAC to provide coordination with the Selling Shareholder in the event a transaction involving sale of the entire Company was ultimately negotiated. No authority was delegated to the TAC to make any decisions regarding the proposed transaction, as such authority remained with the whole Supervisory Board, but the TAC was instructed to advise the Supervisory Board and keep it informed of the efforts of the Company and its advisers throughout the process. The Supervisory Board also authorized its independent committee of two Supervisory Board members unaffiliated with the Selling Shareholder, Messrs. Dunnigan and Felder, to consider any issues which might arise which involved a potential conflict of interest between the Selling Shareholder and the minority shareholders of the Company.

  During the first two weeks of June, Merrill Lynch contacted more than thirty potential bidders in order to solicit non-binding preliminary indications of interest in an acquisition of the Company. By June 25, 1998 approximately twenty such indications of interest had been received by Merrill Lynch. Confidentiality agreements were subsequently negotiated and executed with twenty bidders. The Parent entered into the Confidentiality Agreement on July 2, 1998 (see "Confidentiality Agreement" above).

  Beginning on July 17, 1998, Merrill Lynch forwarded copies of a confidential offering memorandum regarding the Company to those bidders which had executed confidentiality agreements with the Company. Merrill Lynch invited each bidder to submit on Friday, August 7, 1998 a non-binding preliminary offer for the acquisition of all of the outstanding Shares, based on the information presented in the confidential offering memorandum. On August 10, 1998, Merrill Lynch completed its review of the bids which had been received and, on the following day, presented to the TAC the results of its review.

  On August 12, 1998, the Supervisory Board of the Company met at the offices of Merrill Lynch in London. Merrill Lynch reviewed all the bids with the Supervisory Board and the Supervisory Board adopted the recommendation of Merrill Lynch and of the TAC to invite a limited number of bidders to conduct further due diligence prior to commencement of the final round of bidding. During late August and early September, each bidder invited to conduct further due diligence was offered a full day of management presentations by the Company. The Parent attended such presentations on September 1, 1998 in London, during which the Parent's representatives engaged in discussions with the Company's representatives concerning the Company and its activities. In addition, the Company established data rooms in Philadelphia and Frankfurt to accommodate U.S.-based and Europe-based bidders. Bidders were given one week in the data room during the period from September 7, 1998 to October 2, 1998. The Parent reviewed the materials in the data room in Frankfurt from September 14, 1998 to September 18, 1998. Bidders were also given the opportunity to participate in "break-out" sessions with management personnel of the Company on specific due diligence issues. Some of these sessions were held in meetings and others were conducted by conference telephone call. Bidders were also given the opportunity to visit selected facilities of the Company. Drafts of the Acquisition Agreement and Shareholder's Agreement were also provided by the Company and the Selling Shareholder to the bidders.

  On September 29, 1998, Merrill Lynch delivered letters inviting the final bidders to submit a firm offer for acquisition of all of the outstanding Company Shares and Preferred Securities by 5:00 pm London time on Friday, October 9, 1998. Merrill Lynch subsequently agreed on behalf of the Company that Merrill Lynch would recommend to the Company the best bid received and for a short period of time, the Company would negotiate only with the bidder submitting such bid. During the week of October 5, 1998, representatives of the Parent's legal advisers had two telephone calls with representatives of the Company's legal advisers regarding certain regulatory approvals that might be involved in any acquisition of the Company. The Parent's firm offer was timely submitted on October 9, 1998. The Parent also submitted forms of the Acquisition Agreement and the Shareholder's Agreement including required changes to the drafts of the Acquisition Agreement and Shareholder's Agreement prepared by the Company and the Selling Shareholder, respectively.

  After discussions with the TAC and the Supervisory Board during October 10 and 11, 1998, pursuant to the recently agreed procedures representatives of the Company and the Selling Shareholder and their legal and financial advisors met with representatives of the Parent and its legal and financial advisors to negotiate the final terms of the Acquisition Agreement, the Shareholder's Agreement and the final terms of the Offer. These negotiations began on the evening of October 11, 1998 and concluded early in the morning on October 14, 1998. The Parent subsequently delivered to the Company an amended final bid letter on October 14, 1998, referencing the Acquisition Agreement and the Shareholder's Agreement in their final agreed form. These documents were then initialed by senior counsel for the Company and the Parent and distributed to the Supervisory Board and Management Board of the Company and to the Board of Directors of the Selling Shareholder, for review.

  At approximately 4:00 pm Continental European time on October 14, 1998 the Management Board and the Supervisory Board of the Company met jointly in Rome. The amended final bid letter and initialed agreements were discussed at this meeting. Merrill Lynch then presented its analysis of the bid to the meeting, and delivered its opinion to the Management Board and the Supervisory Board as to the fairness to the Company's shareholders from a financial point of view of the consideration to be received by holders of the Company Shares pursuant to the Purchaser's tender offer therefor. Counsel to the Company then reviewed for the Management Board and the Supervisory Board the principal terms of the proposed Acquisition Agreement and summarized the terms of the proposed Shareholder's Agreement. The Management Board and the Supervisory Board unanimously resolved that the transaction reflected in the Parent's amended final bid letter and in the Acquisition Agreement and the Shareholder's Agreement was in the best interests of the Company's shareholders, the holders of its Preferred Securities and other relevant constituencies, and that the Company should enter into the Acquisition Agreement and take all further steps necessary to conclude the proposed transaction.

  At approximately 6:00 pm Continental European time, a meeting of the Board of Directors of the Selling Shareholder was convened in Rome to consider the advisability of its entering into the Shareholder's Agreement. Merrill Lynch presented its analysis of the transaction proposed by the Parent on which basis the Company had taken its favorable action. The Board of Directors of the Selling Shareholder resolved that it should enter into the Shareholder's Agreement with the Purchaser.

  The Company, the Selling Shareholder, the Purchaser and the Parent thereupon executed the Acquisition Agreement and the Shareholder's Agreement, as relevant, and delivered such executed documents through their respective financial advisors.

  (b) (2) Reasons for the Recommendation. In approving the Acquisition Agreement and the transactions contemplated thereby and recommending that all holders of Shares accept the Offer and tender their Shares in the Offer and that all holders of the Preferred Securities accept the Offer and tender their Preferred Securities in the Offer, the Supervisory Board and the Management Board considered a number of factors, including:

    (A) the familiarity of the Supervisory Board and the Management Board with the Company's business, financial condition, results of operations, properties and prospects as an independent entity, and the nature of the industry in which it operates, based in part upon presentations by the Company's management and Merrill Lynch;

    (B) the decision of the Selling Shareholder to seek a buyer for its Shares and the fact that the Offer and the Acquisition Agreement present an opportunity for all holders of Shares to receive for their interests consideration equal to that received by the Selling Shareholder despite the ability which the Selling Shareholder had to transfer voting control of the Company in a private transaction;

    (C) the fact that an active auction was conducted with the assistance of the Company's financial and legal advisors in a manner which the Supervisory Board and the Management Board believed was best calculated to result in the highest offer for the Shares, including the active search by Merrill Lynch which resulted in twenty potential purchasers signing confidentiality agreements and receiving non-public information about the Company;

    (D) the trading range for the Company Shares during the period from 1996 to the present, the fact that the price of $39.30 per Company Share proposed by the Purchaser represents a significant premium over the sale prices for the Company Shares over the past three years, and the fact that the price of $61.21 per Preferred Security proposed by the Purchaser represents a significant premium over the sale prices for the Preferred Securities since their issuance in December 1995, which proposals, taken together, present the most attractive alternative available to the holders of Shares;

    (E) the financial strength of the Purchaser and the fact that the Offer is not conditioned upon the availability of financing;

    (F) the presentation of Merrill Lynch to the Supervisory Board and the Management Board at their joint meeting on October 14, 1998 as to various financial matters deemed relevant to the Boards' consideration, including, among other things, (a) an analysis of values of publicly traded companies in lines of business which Merrill Lynch believed to be generally comparable to the business of the Company, (b) an analysis of acquisition values of comparable companies and (c) a review of the historical stock prices and trading volumes of the Company Shares;

    (G) the written opinion dated October 14, 1998 of Merrill Lynch to the Boards concluding that, based upon and subject to various considerations and assumptions set forth therein, the consideration to be received by the holders of Company Shares in connection with the Offer and the Acquisition Agreement is fair from a financial point of view to the holders of the Company Shares. A copy of the opinion rendered by Merrill Lynch to the Boards, setting forth the procedures followed, the matters considered, the scope of the review undertaken and the assumptions made by Merrill Lynch in arriving at its opinion, is attached hereto as Annex A and is incorporated herein by reference. THE HOLDERS OF COMPANY SHARES ARE URGED TO READ THIS OPINION CAREFULLY AND IN ITS ENTIRETY;

    (H) the financial and other terms and conditions of the Offer and the Acquisition Agreement, including the fact that the Offer is structured as an immediate cash tender offer for all outstanding Shares, thereby enabling the holders of the Shares to obtain cash for their Shares and at the earliest possible time;

    (I) although the Boards believe that the Offer presents the most attractive alternative available to the holders of Shares, the Acquisition Agreement permits the Supervisory Board, in the exercise of its fiduciary duties, to terminate the Acquisition Agreement and recommend a Superior Proposal in certain circumstances, subject to the payment of certain fees and expenses and the other terms of the Acquisition Agreement (See Item 3. Identity and Background--Termination of the Acquisition Agreement).

  The Boards did not assign relative weights to the factors or determine that any factor was of particular importance. Rather, the Boards viewed their position and recommendation as being based on the totality of the information presented to and considered by them.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

  The Company has retained Merrill Lynch to act as its exclusive financial advisor in connection with any proposed business combination transaction between the Company and another party, including among others the acquisition directly or indirectly by one or more purchasers of more than 10% of the then outstanding voting stock of the Company by way of a tender offer. The Company agreed that if the price per share in such transaction exceeded $30, it would pay to Merrill Lynch a fee equal to $7 million plus 3% of the portion of the purchase price paid above $30 per share. Assuming that all outstanding Shares are tendered and purchased in the Offer (and any subsequent transaction subject to the Engagement Letter), the amount of the fees payable to Merrill Lynch under the Engagement Letter would be $17.6 million. In addition to any fees payable to Merrill Lynch under the Engagement Letter, the Company agreed to reimburse Merrill Lynch, upon request and from time to time, for its reasonable out-of-pocket expenses incurred in connection with Merrill Lynch's activities under the Engagement Letter, including without limitation the reasonable fees and disbursements of its legal counsel. In addition, the Company agreed to indemnify Merrill Lynch against certain liabilities, including liabilities arising under federal securities laws.

  Neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

  (a) No transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company, other than credits of Company Shares to the accounts of the following executive officers of the Company pursuant to the automatic payroll deduction procedures of the Company's Global Employee Stock Purchase Plan: V. Cannatelli, 146.42; M. Zaharna 48.55; and D. Norgard 29.34.

  (b) To the best of the Company's knowledge each executive officer, director and affiliate of the Company currently intends to tender all Shares over which he or she has sole dispositive power in the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

  (a) Except as set forth above in Items 3(b) and 4(b), no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as set forth above or in Items 3(b) or 4(b) above, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

  None.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

  Exhibit 1. Acquisition Agreement, dated as of October 14, 1998, by and between Elsag Bailey Process Automation N.V. and ABB
             Transportation Participations B.V.

  Exhibit 2. Pages 33 through 36 of the Company's Form 20-F for the fiscal year ended December 31, 1997.

  Exhibit 3. Shareholder's Agreement, dated as of October 14, 1998, by and between ABB Transportation Participations B.V. and Finmeccanica S.p.A.

  Exhibit 4. Confidentiality Agreement, dated July 2, 1998, between Elsag
             Bailey Process Automation N.V. and ABB Asea Brown Boveri Ltd.

  Exhibit 5. (a) Form of Change of Control Agreements.
             (b) Agreement with Managing Director.

  Exhibit 6. Letter of the Supervisory Board and the Management Board of Elsag
             Bailey Process Automation N.V. addressed to the holders of common shares of Elsag Bailey Process Automation N.V., dated October 20, 1998.

  Exhibit 7. Press release, dated October 14, 1998 issued by Elsag Bailey
             Process Automation N.V.

  Exhibit 8. Opinion of Merrill Lynch International to the Supervisory Board
             and the Management Board of Elsag Bailey Process Automation N.V., dated October 14, 1998 (included as Annex A).

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          ELSAG BAILEY PROCESS AUTOMATION N.V.

                                          By:     /s/ Vincenzo Cannatelli
                                            ___________________________________
                                            Name: Vincenzo Cannatelli
                                            Title: Managing Director

Dated: October 20, 1998

                                                      ANNEX A TO SCHEDULE 14D-9

14 October 1998

Management Board and Supervisory Board
Elsag Bailey Process Automation N. V.
World Trade Center
Schipol Boulevard 157
The Netherlands

Members of the Management Board and Supervisory Board:

  Elsag Bailey Process Automation N. V. (the "Company") and ABB Transportation Participations B. V. (the "Acquiror") propose to enter into an Acquisition Agreement by and between the Company and the Acquiror, dated as of October 14, 1998 (the "Agreement") pursuant to which (i) the Acquiror would commence a tender offer (the "Transaction") for all outstanding shares of the Company's common stock, par value NLG 1.00 per share (the "Company Shares") for $39.30 per share, net to the seller in cash (the "Consideration") and (ii) the Acquiror would commence a tender offer for all of the issued and outstanding 5 1/2% Trust Originated Preferred Securities guaranteed by the Company and convertible into Company Shares (the "TOPrS") of Elsag Bailey Financing Trust for $61.215 for each of the TOPrS, net to the seller in cash.

  You have asked us whether, in our opinion, the Consideration to be received by the holders of the Company Shares, other than the Acquiror and its affiliates, pursuant to the Transaction is fair from a financial point of view to such holders.

  In arriving at the opinion set forth below, we have, among other things:

  (1) Reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

  (2) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company;

  (3) Conducted discussions with members of senior management of the Company concerning the matters described in clauses 1 and 2 above;

  (4) Reviewed the market prices, valuation multiples and trading activity for the Company Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

  (5) Reviewed the results of operations of the Company and compared them with those of certain publicly traded companies that we deemed to be relevant;

  (6) Compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that we deemed to be relevant;

  (7) Participated in certain discussions and negotiations among representatives of the Company and the Acquiror and their financial and legal advisors;

  (8) Reviewed a draft of the Agreement dated October 13, 1998;

  (9) Reviewed a draft of the Shareholders Agreement, dated October 13, 1998 between Finmeccanica S.p.A. and the Acquiror (the "Shareholders Agreement"); and

  (10) Reviewed such financial studies and analyses and took into account such other matters as we deemed necessary.

  In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information furnished to or discussed with us by the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgement of the Company's management as to the expected future financial performance of the Company. We have also assumed that the final form of each of the Agreement and Shareholders Agreement will be substantially similar to the last drafts reviewed by us.

  Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of the date hereof.

  We are acting as financial advisor to the Company in connection with the Transaction and will receive a fee from the Company for our services, a significant portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We have, in the past, provided financial advisory and financing services to the Company and the Acquiror and may continue to do so and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade the Company Shares and other securities of the Company, as well as securities of the Acquiror, for our own account and for the accounts of customers, and, accordingly, may at any time hold a long or short position in such securities.

  This opinion is for the use and benefit of the Management Board and Supervisory Board of the Company. Our opinion does not address the merits of the underlying decision by the Company to engage in the Transaction and does not constitute a recommendation to any shareholder as to whether such shareholder should tender any Company Shares pursuant to the Transaction.

  On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of the Company Shares pursuant to the Transaction is fair from a financial point of view to the holders of such shares.

                                          Very truly yours,
                                          For and on behalf of
                                          MERRILL LYNCH INTERNATIONAL

                                          Philip Yates
                                          Managing Director
                                          Investment Banking